Exhibit 99.1

Trident Digital Tech Holdings Ltd

Suntec Tower 3

8 Temasek Boulevard Road, #24-03

Singapore, 038988

NOTICE OF Extraordinary GENERAL MEETING

TO BE HELD ON December 31, 2024

Dear shareholders,

Notice is hereby given that Trident Digital Tech Holdings Ltd, a Cayman Islands exempted company (the “Company”), will hold its extraordinary general meeting (the “EGM”) at the Company’s office at Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988, at 10:00 a.m. (Singapore Time) on December 31, 2024 (the “Notice”).

At the EGM, you will be asked to consider and vote upon the following resolutions:

as an ordinary resolution:

THAT the Amended and Restated 2023 Equity Incentive Plan of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on December 4, 2024) to increase the number of shares available for awards from 55,000,000 to 137,500,000, be approved and adopted.

You can find more information about the agenda in the proxy statement accompanying this Notice. We are not aware of any other business to come before the EGM.

The board of directors of the Company has fixed the close of business (Cayman Islands Time) on December 4, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the EGM or any adjourned or postponed meeting thereof. Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the EGM or at any adjournment that may take place. The register of members of the Company will not be closed. Holders of the Company’s American Depositary Shares (“ADSs”) at the close of business (New York Time) on December 4, 2024 who wish to exercise their voting rights for the Class B ordinary shares of the Company that are represented by their ADSs must act through Citibank, N.A., the depositary for the Company’s ADS facility, and should give voting instructions to Citibank, N.A. accordingly. ADS holders are not permitted to attend or vote in person at the EGM.

Your vote is important. Whether or not you plan to attend the EGM, we hope that you will vote as soon as possible.

A shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote instead of such shareholder at the EGM. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the EGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

If you plan to attend the EGM, please notify us of your intentions. This will assist us with meeting preparations.

Whether or not you propose to attend the EGM in person, you are strongly advised to complete and return the Proxy Card in accordance with the instructions therein. To be valid, the Proxy Card must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Soon Huat Lim, Trident Digital Tech Holdings Ltd, Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988, +65 6513 6868, as soon as possible and in any event not later than 48 hours before the time for holding the EGM or any adjourned meeting.  Returning the Proxy Card will not preclude you from attending the EGM and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Extraordinary General Meeting, the Proxy Statement, the Proxy Card are available, through our website at https://tridentity.me/.

By Order of the Board of Directors,

/s/ Soon Huat Lim
Soon Huat Lim
Chairman and Chief Executive Officer

Trident Digital Tech Holdings Ltd

PROXY STATEMENT

General

The board of directors of the Company (the “Board of Directors”) is soliciting proxies for an extraordinary general meeting (the “EGM”) to be held at the Company’s office at Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988, at 10:00 a.m. (Singapore Time) on December 31, 2024.

Purpose of the EGM

The purpose of the EGM is to seek shareholders’ approval of the proposal to adopt the Amended and Restated 2023 Equity Incentive Plan of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on December 4, 2024) to increase the number of shares available for awards from 55,000,000 to 137,500,000 (the “Proposal”).

Record Date

Our Board of Directors has fixed the close of business on December 4, 2024 (Cayman Islands Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the EGM or any adjourned or postponed meeting thereof.

Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the EGM or at any adjournment that may take place. The register of members of the Company will not be closed.

Holders of the Company’s American Depositary Shares (“ADSs”) at the close of business (New York Time) on December 4, 2024 (the “ADS Record Date”) are entitled to exercise their voting rights for the Class B ordinary shares represented by their ADSs and must act through Citibank, N.A., the depositary for the Company’s ADS facility, and should give voting instructions to Citibank, N.A. accordingly.

Quorum

The quorum required for the EGM consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at the EGM.

Voting Required

Each Class A ordinary share of the Company in issue on the Record Date is entitled to sixty (60) vote per share. Each Class B ordinary share of the Company in issue on the Record Date is entitled to one (1) vote per share. The Proposal to be passed by the shareholders require the affirmative vote of a simple majority of the votes attached to the ordinary shares of the Company cast by those shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at the EGM.

The voting results will be announced at the EGM and published in the Company’s report on Form 6-K to be furnished to the Securities and Exchange Commission after the EGM.

Solicitation

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of the Company’s directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names the ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the EGM in accordance with the instructions of the relevant shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies.

Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the EGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the EGM and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the EGM.

Voting by Holders of ADSs

We have requested Citibank, N.A., as depositary for the ADS facility, to deliver to all ADS holders as of the ADS Record Date the ADS voting instruction card. Upon timely receiving a duly completed ADS voting instruction card from an ADS holder, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the Class B ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card.

If Citibank, N.A. does not receive a voting instructions card from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of September 11, 2024, by and among the Company, Citibank, N.A. and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of Class B ordinary shares represented by such ADSs unless voting at the meeting is by show of hands and unless the Company informs Citibank, N.A. that (x) it does not wish such proxy to be given, (y) substantial opposition exists to the matters to be voted on at the EGM or (z) such matters would have a material adverse impact on the holders of the ordinary shares.

PROPOSAL 1 — Amendment to 2023 Equity Incentive Plan to Increase the number of shares available for awards thereunder

We are asking our shareholders to approve and adopt the Amended and Restated 2023 Equity Incentive Plan of the Company (the “Amended Plan”) (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on December 4, 2024) to increase the number of shares available for awards from 55,000,000 to 137,500,000.

The approvement and adoption of the Amended Plan to increase the number of shares available for awards from 55,000,000 to 137,500,000, require the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the EGM.

The Board of Directors recommends a vote FOR the approvement and adoption of the Amended Plan to increase the number of shares available for awards from 55,000,000 to 137,500,000.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the EGM other than the Proposal described above in this Proxy Statement. However, if any other matters should properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Soon Huat Lim
Soon Huat Lim
Chairman and Chief Executive Officer

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